SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

                       NUCENTRIX BROADBAND NETWORKS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                    670198100
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                                 (CUSIP Number)
                                                     with a copy to:
         Stephen Feinberg                            Robert G. Minion, Esq.
         450 Park Avenue                             Lowenstein Sandler PC
         28th Floor                                  65 Livingston Avenue
         New York, New York  10022                   Roseland, New Jersey  07068
         (212) 421-2600                              (973) 597-2500
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 April 15, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 670198100
________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                Stephen Feinberg
________________________________________________________________________________

2)   Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)          Not

       (b)          Applicable
________________________________________________________________________________

3)   SEC Use Only
________________________________________________________________________________

4)   Source of Funds (See Instructions): WC
________________________________________________________________________________

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization: United States
________________________________________________________________________________
     Number of                                   7) Sole Voting Power:        *
     Shares Beneficially                         8) Shared Voting Power:      *
     Owned by
     Each Reporting                              9) Sole Dispositive Power:   *
     Person With:                               10) Shared Dispositive Power: *
________________________________________________________________________________

11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 1,107,066*
________________________________________________________________________________
12)  Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
     Instructions):                     Not Applicable
________________________________________________________________________________

13)  Percent of Class Represented by Amount in Row (11): 11.1%*
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions): IA, IN
________________________________________________________________________________
* Cerberus Partners, L.P. ("Cerberus") is the holder of 255,800 shares of common stock of Nucentrix Broadband Networks, Inc. (the "Company"); Cerberus International, Ltd. ("International") is the holder of 513,700 shares of common stock of the Company; Cerberus Institutional Partners, L.P. ("Institutional") is the holder of 73,666 shares of common stock of the Company; and certain private investment funds (the "Funds") in the aggregate are the holders of 263,900 shares of common stock of the Company. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International, Institutional and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 1,107,066 shares of common stock of the Company, or 11.1% of those issued and outstanding. See Item 5 for further information.

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $.001 per share (the "Shares"), of Nucentrix Broadband Networks, Inc. (the "Company"), whose principal executive offices are located at 200 Chisolm Place, Suite 200, Plano, TX 75075.

Item 2.   Identity and Background.

          The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as (i) the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P. ("Cerberus"), and (ii) the investment manager for each of Cerberus International, Ltd. ("International"), Cerberus Institutional Partners, L.P. ("Institutional"), and certain other private investment funds (the "Funds"). Cerberus, International, Institutional and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          The amount of funds used to purchase the Shares on behalf of Cerberus, International, Institutional and the Funds was approximately $7,340,221, $14,738,817, $2,112,882 and $7,571,346, respectively. All funds used to purchase Shares of the Company on behalf of Cerberus, International, Institutional and the Funds come directly from the assets of Cerberus, International, Institutional and the Funds, respectively.

Item 4.   Purpose of Transaction.

          The acquisition of the securities referred to in Item 5 is for investment purposes on behalf of Cerberus, International, Institutional and the Funds, respectively, and Stephen Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          Based upon information provided by the Company, as of April 15, 1999, there were issued and outstanding 10,000,000 Shares. As of such date, (i) Cerberus was the holder of 255,800 Shares, (ii) International was the holder of 513,700 Shares, (iii) Institutional was the holder of 73,666 Shares and (iv) the Funds in the aggregate were the holder of 263,900 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International, Institutional and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 1,107,066 Shares, or 11.1% of those issued and outstanding.

          During the past sixty days, the only transactions in Shares by Mr. Feinberg, or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were as follows (each of which were effected in an ordinary brokerage transaction):

                           I. Cerberus Partners, L.P.

                                   (Purchases)

     Date                                Quantity                      Price

 April 9, 1999                             2,100                      $19.06
 April 9, 1999                            22,000                       22.25
 April 9, 1999                            32,000                       25.13
 April 13, 1999                           22,000                       32.50
 April 14, 1999                            1,700                       31.38
 April 15, 1999                           14,000                       30.00
 April 15, 1999                          162,000                       29.75

                                     (Sales)

                                      NONE


                        II. Cerberus International, Ltd.

                                   (Purchases)

     Date                                Quantity                      Price

 April 9, 1999                             4,300                      $19.06
 April 9, 1999                            45,000                       22.25
 April 9, 1999                            64,000                       25.13
 April 13, 1999                           45,000                       32.50
 April 14, 1999                            3,400                       31.38
 April 15, 1999                           27,000                       30.00
 April 15, 1999                          325,000                       29.75

                                     (Sales)

                                      NONE

                   III. Cerberus Institutional Partners, L.P.

                                   (Purchases)

     Date                                Quantity                      Price

 April 9, 1999                               700                      $19.06
 April 9, 1999                             6,000                       22.25
 April 9, 1999                             9,650                       25.13
 April 13, 1999                            6,400                       32.50
 April 14, 1999                              500                       31.38
 April 15, 1999                            4,017                       30.00
 April 15, 1999                           46,399                       29.75

                                     (Sales)

                                      NONE


                                  IV. The Funds

                                   (Purchases)

     Date                                Quantity                      Price

 April 9, 1999                             2,200                      $19.06
 April 9, 1999                            23,000                       22.25
 April 9, 1999                            33,000                       25.13
 April 13, 1999                           23,000                       32.50
 April 14, 1999                            1,700                       31.38
 April 15, 1999                           14,000                       30.00
 April 15, 1999                          167,000                       29.75

                                     (Sales)

                                      NONE

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.

Item 7.  Material to be Filed as Exhibits.

                  Not applicable.

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            April 23, 1999


                                            /s/   Stephen    Feinberg
                                            ____________________________________
                                            Stephen Feinberg, in his capacity as
                                            the managing member   of    Cerberus
                                            Associates,   L.L.C.,   the  general
                                            partner of Cerberus Partners,  L.P.,
                                            and as the  investment  manager  for
                                            each  of   Cerberus   International,
                                            Ltd.,     Cerberus     Institutional
                                            Partners, L.P. and the Funds



ATTENTION:  INTENTIONAL  MISSTATEMENTS OR OMISSIONS OF  FACT CONSTITUTE  FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).